                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 1
                                       to

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
              UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           OMICRON TECHNOLOGIES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            FLORIDA                                   65-0032447
  -------------------------------         ------------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

114 W.  Magnolia St.  Ste 400-128, Bellingham, Washington           98225
---------------------------------------------------------         ----------
       (Address of Principal Executive Offices)                   (Zip Code)

                                  877-903-2288

         Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class                           Name of Each Exchange on Which
to be so Registered                           Each Class is to be Registered
-------------------                           ------------------------------

      n/a                                                   n/a

Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $ .001
                         -------------------------------
                                (Title of Class)

                                       1

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                           OMICRON TECHNOLOGIES, INC.
                                    FORM 10SB
                                TABLE OF CONTENTS


  NO.             TITLE                                                PAGE NO.
-----             -----                                                -------
                                     PART I

Item 1:           Description of Business..................................3
Item 2:           Management's Discussion and Analysis or Plan of
                           Operations.....................................12
Item 3:           Description of Property.................................22
Item 4:           Security Ownership of Certain Beneficial Owners
                           And Management.................................23
Item 5:           Directors, Executive Officers, Promoters and Control
                           Persons........................................24
Item 6:           Executive Compensation..................................26
Item 7:           Certain Relationships and Related Transactions..........26
Item 8:           Description of Securities...............................26

                                    PART II

Item 1:           Market Price of and Dividends on the Issuer's Common
                           Equity and Other Stockholder Matters...........27
Item 2:           Legal Proceedings.......................................28
Item 3:           Changes in and Disagreements with Accountants...........28
Item 4:           Recent Sales of Unregistered Securities.................28
Item 5:           Indemnification of Directors and Officers...............32

                                    PART F/S

                  Financial Statements....................................33

                                    PART III

Item 1:           Index to Exhibits.......................................34
Item 2:           Description of Exhibits.................................34
                  Signatures..............................................37

ITEM 1:  DESCRIPTION OF BUSINESS

Omicron Technologies, Inc. (formerly All Nations Catering, Inc.) (the "Issuer") is a Florida corporation formed on February 2, 1988. Its principal place of business is located at 114 W. Magnolia St. Ste 400-128, Bellingham Washington. The Issuer operates on the calendar fiscal year. The Issuer was organized to engage in any lawful corporate business, including but not limited to participating in mergers with and acquisitions of other companies. The Company has been in the developmental stage since its inception and has no operating history up to June 1998 when on June 29, 1998 it changed its name to Omicron Technologies, Inc. by filing articles of amendment to affect such change.

On February 26, 1988, 5,000 shares of stock were issued to the founding shareholders for services rendered.

The original capitalization of the Issuer was 7,500 common shares with a par value of $ 1.00 per share. The capitalization was amended on May 11, 1998 to increase the amount of shares authorized to 50,000,000 and the par value was changed to $ .001.

On May 13, 1998, there was a forward split at 200:1, changing the issued stock to 1,000,000 to the founding shareholders.

The primary activity of the Issuer for the last three years preceding June of 1998 involved the seeking of a company or companies that it can acquire or with whom it can merge. During the aforementioned periods, no such acquisition or merger had taken place and the Issuer had no operations of any kind.

The Issuer together with its subsidiaries which include Cyberweb Systems Inc. and Interactive Radio Corporation are in the developing stages of production of various products and services which include Active Pixel Sensor (APS) and APS Wireless Technology and internet related services.

The APS technology was developed through NASA's Jet Propulsion Laboratory which was originally created for NASA's space program. The APS technology is an electronic eye that utilizes amplified pixels or picture elements in a semiconductor chip. The technology will have wide uses in such areas as vehicles, cameras, computers, hand-held devices, medicine and toy industries.

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

The Registrant has an agreement with ViaSpace Technologies, LLC which has an option to acquire a licence with Cal Tech for the use of the APS technology. This technology is not freely available in any other medium. The ability to use such technology can only come from entering into an agreement with Cal Tech for licensing rights. Cal Tech will not sell such technology but rather license the right to use it.

Electronic imaging is currently based on a sensor technology known as charge-couple device (CCD), which was originally developed at Bell Laboratories in the late 1960's. CCD's work well, but are difficult to produce and have high power consumption, which limits the prospects for miniaturization.

This APS technology will find it's uses as follows:

Video Conferencing

PC based video conferencing will allow businesses to save money by reducing the need for air travel. Anyone with a PC can get in touch with colleagues in a matter of minutes at a fraction of the cost.

PC based video conferencing is predicted to see a 70% increase in sales through 2001 and globally the expansion will be 40% through 2001. This information was extracted Forward Concepts, an Arizona based market research firm

It is projected that 25% of all PC computers will carry this video conferencing chip as standard equipment.

The publication known as Technical Insights published an Article called the Futuretech Report on Active Pixel Sensors. No 192, dated December 1995. In that article it discusses information concerning the changing world of video conferencing, digital still cameras described below and the future of the Camcorder also discussed below.

Digital Still Camera

The Issuer is of the belief that Digital still cameras are becoming a serious alternative to traditional photography because of their ability to interact with a PC and the ability to print such pictures from your own PC. World wide growth in this area is expected to increase at the rate of 100% per year to 2002. This information has been provided to the Issuer from studies published by International Data Corporation and Future

Image.

Camcorders

With the introduction of APS technology, traditional camcorders will be replaced with the new digital imaging camcorders which will be smaller and cheaper.

Biomedical

The technology will find to be very useful in medical and dental imaging, x-ray, teeth imaging and surgical scopes because of its lower cost and superior imaging qualities.

Defense

The technology will be useful in surveillance equipment, miniature unmanned airborne vehicles, reconnaissance, low light level imaging and integrated low light/thermal IR sensors.


RECENT DEVELOPMENTS

Beginning in June 1998, the Issuer has made a number major acquisitions of businesses via share purchases or share exchanges or the purchase of assets.

SHARE PURCHASE/EXCHANGE

                              BUSINESS ACTIVITY AT        EFFECTIVE DATE
         NAME AND LOCATION    THE TIME OF ACQUISITION     OF ACQUISITION
         -----------------    -----------------------     --------------
1.       Cyberweb Systems,       Developing computer       July 5, 1999
         Inc.                    software and computer
         British Columbia,       consulting
         Canada

2.       DynCom, Inc.            Developing computer       October 19,1999
         Colorado                smart card technology
         Corporation

3.       Interactive Radio       Owns 3 patents regarding  October 22,1999
         Corporation             global positioning
         Nevada,                 software
         Corporation

         PURCHASE OF          BUSINESS ACTIVITY AT        EFFECTIVE DATE
         BUSINESS ASSETS      THE TIME OF ACQUISITION     OF ACQUISITION
         ---------------      -----------------------     ---------------
4.       Global Interactive   Purchase of on-line          June 4, 1999
         Ltd.                 gaming licence
         Nevis, W.I.

5.       Kaleidoscope         Purchase of assets           July 16,1999
         International, Ltd.  consisting of on-line
         Belize, Corporation  bingo and on-line
                              gaming software

6.       Fairwind             Development of software      September 17,
         Technologies Ltd.    complementary to             1999
         British Columbia,    on-line gaming
         Canada

PURCHASE OF NON-EXCLUSIVE CASINO WEBSITE LICENCE

On June 4, 1999 the Company purchased from Global Interactive Ltd., a Nevis corporation a licence on a non-exclusive basis, to use an internet site for the Lucky Eight Casino, the Company's online casino website which will target Chinese speaking communities worldwide. The purchase price was $ 45,000. The licence runs for a term of 3 years and is automatically renewed at no cost in perpetuity.

PURCHASE OF WHOLLY-OWNED SUBSIDIARY - CYBER-WEB SYSTEMS INC.

On July 5, 1999, the Company acquired 100% of the shares of Cyberweb Systems Inc., a private Canadian company which has commenced the business of developing computer software, hosting and designing websites and providing computer consulting. The purchase price paid in stock was $ 185,938 represented by 175,000 shares at the average market price of the stock on the date of closing.

Cyberweb specializes in Internet gaming software development. Its programming and systems expertise complement the development and operations of the Issuer's casino and bingo sites.

Through this acquisition the Company gains control of a new, full-service financial website. The site will include free real-time quotes on all US and Canadian stocks, as well as Java chat, COMTEX news and free portfolio tracking that will send updates via email when a stock price reaches a high or low


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parameter set by the user. The website will also feature a weekly stock game challenge.

PURCHASE OF ASSETS, KALEIDOSCOPE INTERNATIONAL LTD.

On July 16, 1999, the Company acquired all of the assets of a company called Kaleidoscope International Ltd. a Belize corporation for an aggregate purchase price of $ 335,938 represented by 250,000 shares at the average market price on the date of closing. The main thrust of the purchase was the software for a new venture called MaXum Bingo, which allows a player to play bingo over the internet and interact live with a bingo hall.

FAIRWIND TECHNOLOGIES LTD., SOFTWARE DEVELOPMENT AGREEMENT

On September 17, 1999 the Issuer entered into a software development agreement with Fairwind Technologies Ltd., a British Columbia corporation. Fairwind has been engaged to develop "Front -End Product" and "Back-End Product" technology used by customers on the internet for which the Issuer is acquiring the distribution rights of the Products more specifically described as follows:

Front-End Product

Front-End Product means computer software developed and owned by Fairwind comprising the web pages and game client software which provides for the playing of games as follows:

7. single player game with server: video poker, slot machine, black jack, roulette and craps;

8.       multi-user game with server: black jack, roulette; and

9.       multi-player games: poker, roulette, baccarat and black jack.

Back-End Product

Back-End Product means computer software developed by Fairwind comprising the accounting communications and administration modules which inter-operate with the Front-End Product.

The Issuer has agreed to pay Fairwind a total of $ 548,000 Canadian both in cash and free trading shares based on the completion of the development of the Products.

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

The payment schedule is as follows:

10. $ 123,300 Canadian paid within 3 days of execution of the Agreement and delivery of 12,050 of free trading stock and an option to acquire 6,025 shares at the option price of US $2.31 within 30 days; and

11. the balance of the purchase price shall be paid within 14 days after completion of the technology which is scheduled to be December 15, 1999. To date, the technology has not been completed, and when it is completed the payment will be made in cash.

The conversion price relating to the common stock is defined in this Agreement as being the weighted average of the closing trading price of the shares for the 10 days preceding the date of acceptance of the Products.

If for some reason the Issuer cannot deliver free trading stock, then the Issuer may deliver restricted common stock whose restriction for conversion cannot be longer than 1 year and the number of shares delivered would have to equal 120% of the number of free trading stock that would have had to be delivered.

As a result, the Company paid to the shareholders of Fairwind Technologies, 14,460 shares of restricted common stock as agreed upon in (a) above.

PURCHASE OF INTEREST IN DYNCOM INC.

On October 19, 1999 the Issuer completed the acquisition of 13% of a company by the name of DynCom Inc., a Colorado corporation. The agreement calls for the acquisition by the Issuer of 600,000 shares of DynCom for 200,000 restricted shares of the Issuer at a negotiated price of $ 3.00 per share. Additionally the Issuer received 600,000 stock warrants at an exercise price of $ 1.00 per share.

DynCom Inc., is a creator of e-solutions employing "smart card" and "smart device", proprietary, biometric, and Internet/Intranet technologies into effective and efficient e-solutions, e-applications and e-products. DynCom is a leader in the developing Smart Card industry and has established the first Smart Card technical laboratory creating applications and products that will have wide spread use in many industries.


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

DynCom has developed what is known as the "Smart Chip", which will replace the electronic scanning strip found on nearly all forms of credit cards, debit cards and packaged consumer goods. The Smart chip will allow direct interface with your PC. The encryption security built into these chips is far more sophisticated than the present electronic strips, making its ability to be used by the wrong people almost impossible. The activation of the smart card can only be done in one of two ways, first by recognition of a persons fingerprint, or secondly by recognition of a person's iris in the eye.

The Smart Card will be used in business to business ecommerce in that these cards will be used to match up buyers of similar products with sellers of similar products whereby smaller buyers will be grouped in order to purchase goods from manufacturers who normally would not sell to individual buyers, but as a group will represent sufficient volume to be able to purchase from such manufacturers.

This leading edge technology is not available anywhere else. The Company is utilizing the services of IBM Corporation to help develop the chip further.

By adding biometric technologies such as finger print scan or eye retina scan, it can be certain that not merely is the card present, but also only the properly pre-authorized person can use the key. However, Smart Cards and Smart Devices will be much more than just keys; they will include applications that provide substantial benefits for both consumers and businesses.

Both the Issuer and DynCom expect and look forward to extensive cooperation in speeding development and marketing of their various products. In particular, the Issuer anticipates that the DynCom "smart card" and "smart technologies" will have many valuable applications for customers of the Issuer's interactive gaming sites.

PURCHASE OF 100% OF INTERACTIVE RADIO CORPORATION

The single largest purchase by the Issuer is the completion of the acquisition of 100% of the Common Equity of Interactive Radio Corporation ("Interactive") for an aggregate purchase price of $15,468,750 represented by the exchange of 5,000,000 shares at a negotiated price of $ 3.09375. This was completed in October 1999. The subsidiary owns 3 patents which combine


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
navigation, broadcast and two-way communication services which will provide mobile users with e-commerce, e-mail, travel, security, global positioning and gaming at a relatively low cost. The initial marketing will be in the automotive, trucking, and recreational vehicle markets.

The transaction was completed through a merger agreement included in the exhibit whereby ViaSpace Radio Inc., a company which was owned collectively by ViaSpace Technologies, LLC, Gary Noreen, and Radio Satellite Corporation (Gary Noreen owns 100% of Radio Satellite Corporation) was merged into Interactive Radio Corporation. Interactive Radio Corporation a newly formed Nevada corporation is a wholly owned subsidiary of the Issuer. Via Space Radio Inc. is the owner of the technology described above. In order to purchase the technology, the Issuer merged ViaSpace Radio Inc. into Interactive Radio Corporation and as a result paid the shareholders of ViaSpace Radio Inc. a total of 5,000,000 shares of restricted 144 stock in proportion to their ownership in ViaSpace Radio Inc. Therefore based on the proportionate share the 5,000,000 shares were split as follows: Gary Noreen received 1,000,000 shares as he owned 20% of ViaSpace Radio Inc., Radio Satellite Corporation owned 20% of ViaSpace Radio Inc. and as a result received 1,000,000 shares, ViaSpace Technologies Inc. owned 28% of ViaSpace Radio Inc., and received 1,400,000 shares and Salmon Shehayeb and the
S. & H. Shehayeb Irrevocable Trust owned 32% of ViaSpace Radio Inc. and thus received 1,600,000 shares.

The technology patented by Interactive is satellite communications merged with GPS (Global Positioning System) that stands to revolutionize the manner in which consumers use their radios. The patented architecture provides a wide range of integrated broadcasting, navigation and two-way communications services with a low cost terminal. The terminal is set up in such a manner the user can listen to an audio program while the terminal simultaneously receives or sends messages and other broadcast information.

This interactive technology enables the following:

o        Nationwide digital audio channels

o        Interactive audio entertainment

o        Data broadcasts, including traffic information and weather reports

o        Two-way voice and data communications; and

o        Precision navigation

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

By integrating these complementary services into low-cost terminals, utility far beyond the simple addition of functions is possible such as:

o Integration of two-way data communications with audio broadcasting, direct response to broadcast solicitations, permitting consumers to order advertised services and to respond to simple polls simply by pushing a button;

o Integration of precision navigation with data broadcasting enables the displays of vehicle location and current traffic hazards and congestion on a digital map. This information can be used to automatically calculate and display the information on real time traffic conditions;

o Integration of process navigation with two-way communications permits users to request emergency assistance from their vehicle and automatically inform emergency service agencies precisely where the vehicle is located; and

o Integration of two-way data and voice communications permits transmission of voice pages to and from automobiles, along with positive acknowledgments.

The Issuer anticipates development and deployment of the Interactive technology within the next 2 years.

The Issuer is in the process of arranging funding to continue the software development and to bring the products of the companies developing such products to a point where such products can be sold in the marketplace.

While the Issuer is not a reporting issuer, it will be including audited financial statements for the year ended December 31, 1998. Additionally the Company has prepared unaudited financial statements for the eleven months ended November 30, 1999 which will be provided to shareholders as well.

The Issuer will be making available to the public all information disclosed in this document which can be obtained from the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Issuer can be reached for information at http://www.omicrontechnologies.com

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



The following websites are operational within the Omicron group

     (i)   Interactive Radio Corporation http://www.radiosat.com;

     (ii)  Global Interactive http://www.luckyeightcasino.com

     (iii) Regarding, Kaleidoscope International, its website known as http://www.maxumbingo.com is expected to be operational in March 2000.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The Company has engaged in October 1999 the services of Spencer Edwards Inc. of Englewood, California to assist in raising a total of $ 9 million dollars to be released in tranches over the ensuing six months. In exchange for assisting in the financing Spencer Edwards will receive 1/2 share warrant (one warrant for every two shares of financing provided) at an exercise price of $ 4.00 per share for each share issued. The total number of shares that Spencer Edwards will be entitled to purchase under the warrants is dependent on the number of shares that are financed through the Company in the future. To date Spencer Edwards has not been paid any compensation as the Company has not provided any additional financing.

In order for the Registrant to continue operations and expand its research and development, additional funds will be required over the next twelve months. As with most development stage companies, which have no immediate revenues, the Registrant has actively searched to obtain such additional funds. Therefore the Registrant is securing 2 additional private placements totaling about 30 million dollars. These private placements should be completed in the next 6 to 8 weeks.

The Registrant has arranged through a private lender two loans. The two loans will be secured by the Registrant's 144 stock and priced for purposes of the loan at $ .4688 per share. The stock will be escrowed as security at Prudential Securities in New York for a period of two years and such shares in accordance


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

with the agreements will have no voting rights attached to them. The loans will bear interest at the rate of LIBOR (London Interbank Offered Rate) plus 4.875% with interest only being paid semiannually in arrears.

USE OF PROCEEDS

Omicron will use the proceeds from the equity financing to:

12. Fund the costs of taking the technologies and products from their state (mostly prototypes) into manufacturing. Hiring of technical staff and/or subcontracting out such additional research and development. Although, additional staff will be hired, the number of additional staff will be less than 10% greater than the existing staff.

      1.       Marketing and sales development.

      2. Research and development - additional software development for Maxum Bingo, Online Casino, development of interactive radio and global positioning software. Although the software for the above applications has partly been developed, additional development is required to get the software to a point where it is can be marketed for utilization. The estimated costs associated with such further development are outlined below.

      3.       General working capital.

The total proceeds of about 30 million dollars are expected to be distributed in the following manner:



13.            APS and APS Wireless Technology ... 2,500,000

14.            Interactive Radio Corporation ..... 6,500,000

15.            Internet Businesses

               - Software development .............. 500,000
               - Casino gaming ................... 1,000,000
               - MaXum Bingo ....................... 750,000
               - Investor News Web ................. 750,000

     iv)       General working capital ............ 500,000


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



     v)   Reserve for future acquisitions ... 1,500,000

     vi)  Purchase of bingo/casino boat..... 16,000,000

The Registrant feels that the funds required above will be sufficient to meet its needs as revenues should start to be generated in the early spring months of 2000, once online gaming and bingo software is completed. The software for the gaming and bingo is now being tested in house for final release.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Issuer before June 1998 had no operations. For the period from June 1998 to December 31, 1998, the Issuer has incurred losses of $ 1,572,812. Of this loss, $ 1,250,000 was a referral fee that was paid in stock. The Issuer paid Alawas Kamal at total of 1,000,000 common shares at an agreed upon price of $ 1.25 per share for the introduction of the Issuer to ViaSpace Technologies, LLC, the Company that had access to the APS Technology. The balance was the actual cash and related to development cost expenses normally associated with start up companies. This money has helped the company set the groundwork for the acquisitions made in 1999. Assets in 1998 have gone from $ 768,798 to $21,837,264 for the eleven months ended November 30, 1999. The increase in assets since December 31, 1998 resulted from the acquisition of ViaSpace Radio Inc. technology for a purchase price of $ 15,468,750 for 5,000,000 144 common stock of the Issuer, which such technology is now owned by Interactive Radio Corporation, a wholly owned subsidiary of the Issuer, the purchase of a 13% interest in DynCom Inc. for $ 600,000 in exchange for 200,000 144 common stock of the Issuer, the purchase of the assets of Kaleidoscope International Ltd. which included the Maxum bingo software under development for a purchase price of $ 335,938 in exchange for 250,000 restricted common shares, the purchase of all of the shares of Cyber-Web Systems Inc., a wholly-owned subsidiary which is in the business of designing websites and does computer consulting, for a purchase price of $ 185,938 in exchange for 175,000 shares of restricted commons shares. The net loss for the eleven months ended November 30, 1999 was $3,227,542 of which $ 2,381,406 was funded through loans from directors and/or shareholders and involved mostly stock that was used to pay for certain services performed on behalf of the Issuer. The majority of the stock involved was owned Gary Robinson (1,190,000 common shares) and Sterling Klein(1,241,500 shares) who are consultants for Cyber-Web Systems Inc. a wholly-owned



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

subsidiary of the Registrant. The Registrant was not in a cash position to pay for consulting and investor relation services, therefore the third party companies and/or individuals involved were willing to take stock in lieu of cash. The period upon which these services were rendered upon which stock was transferred ran from July 1998 to September 1999. In October 1999, the Issuer reimbursed restricted stock back to the individuals involved. (See Exhibits 6.7 and 6.8 in reference to Agreements with Gary Robinson and Sterling Klein for reimbursement of shares.)

The Issuer projects that starting in early 2000 that it should start generating revenues. The Issuer expects that the Internet Casino site should start operations in early 2000. Additionally, the Issuer has already sold 4 additional sub-licenses of its own next generation software that the Issuer is currently developing with Fairwind Technologies Ltd. and its wholly-owned subsidiary, Cyberweb Systems Inc. for a total consideration of $ 1,200,000. This revenue will also be paid to the Issuer in early 2000 as a result of activating the Casino website. Additionally the Company is further developing the online gaming technology so that the licensing of such software will be proprietary. The Company expects to sell at least 50 such sub-licenses over the course of the next 18 to 24 months. Revenues generated from sub-licenses should be in the neighborhood $12 to $ 15 million dollars. Additionally the royalties generated as result of such sub-licences should be in the neighborhood of $ 6 million annually.

PROPRIETY RIGHTS

The Issuer and its subsidiaries rely on a combination of copyright, trade secrets and trademark laws, and non-disclosure and other contractual provisions to protect their various proprietary products and technology. These safeguards may not prevent competitors from imitating the Issuer's products and services, especially in foreign countries where legal protection of intellectual property may not be as strong or consistent as in the United States.

Because the Issuer's business segments are characterized by rapid technological change, the Issuer believes that factors such as the technological and creative skills of its personnel, name recognition, market penetration and reliable customer service and support are more important to establishing and maintaining a competitive position in the future than the various legal protections of its proprietary developments.

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However, the Issuer will strive based on its research and development efforts to improve existing technologies and develop new ones to keep it ahead of its competitors in the future.

There is no assurance that third parties will not assert that the Company may be infringing on certain of their proprietary rights with respect to current or future products, software, trade names or services. Any such claim, with or without merit, could be time consuming, resulting in costly litigation and cause product release delays, and might require the Registrant to enter into royalty or licensing agreements or cease distribution of certain products or services. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Issuer.

The Registrant and its subsidiaries presently have some patents with respect to their proprietary technologies. On the products that have not been patented the Issuer and its subsidiaries currently rely upon copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect their proprietary products. All of these afford only limited protection. Accordingly, there can be no assurance that the Issuer's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Issuer's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Issuer's technologies. Additionally, although the Issuer believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Issuer. Similarly, infringement claims could be asserted against products and technologies which the Issuer licenses, or has the rights to us, from third parties. Any such claims, if proved, could materially and adversely affect the Issuer's business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims could materially and adversely affect the Issuer's business and results of operations.

RISK FACTORS

The securities of the Registrant are speculative in nature and involve a high degree of risk. In addition to the other information contained in this report, shareholders should carefully consider the following risk factors:

RAPID OBSOLESCENCE AND TECHNOLOGICAL CHANGE

The market for information technology products and services is characterized by rapidly changing technology, frequent introductions of new products and evolving industry standards which result in product obsolescence and short product life cycles. Accordingly, the Issuer's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements.

There can be no assurance that competitors will not market products and services which have perceived advantages over those of the Issuer and its subsidiaries or which render products and services to be offered by the Issuer and its subsidiaries obsolete or less marketable.

POSSIBLE FLUCTUATIONS IN FUTURE RESULTS

There can be no assurance that the Issuer's projections will be achieved. There could be delays in development of the products and some of the products may never be developed in a marketable manner as to produce the projected revenue sources. The Issuer expects that future results could fluctuate as a result of factors such as increases in competition, significant acquisitions, currency fluctuations, political changes, overall domestic and international economic conditions, and other circumstances that may not be foreseeable at this time. The Issuer will have no control or influence over many of these factors. The Issuer also realizes that the this Form 10 SB is not subject to the Safe Harbor rules.

EFFECTS OF POSSIBLE ISSUANCE OF PREFERRED STOCK

The Issuer's Articles of Incorporation do not presently authorize the issuance of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by the rights of the holders of any preferred stock that may be authorized and issued in the future. The Issuer has no present plans to authorize and issue any shares of preferred stock. Any issuance of preferred stock would make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of the Issuer.

NO DIVIDENDS ON COMMON STOCK

The Issuer has not previously paid any cash or other dividends on its common stock and does not anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.

RISKS OF BUSINESS COMBINATIONS AND ACQUISITIONS

The Issuer's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities that is complementary to its path involving internet related technologies presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Issuer has no plan, proposal, agreement, understanding, or arrangement to acquire any specific business or company, other than what has already been disclosed, and the Issuer has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Issuer, or an affiliate of either, has had any material discussions with any other company other than the acquisitions made to date and disclosed herein with respect to any acquisition of that company. The Issuer will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature if such business is deemed by management to be complementary to its core existing businesses. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Issuer's virtually unlimited discretion to search for and enter into potential business opportunities.

The Issuer may seek a business combination or acquisition with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Issuer may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

The Issuer anticipates that the selection of an additional business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Issuer may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Issuer would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Issuer must commit to acquire a business, may correspondingly increase the risk of loss to the Issuer. No assurance can be given as to the terms or availability of financing for any acquisition by the Issuer.

It may be anticipated that any opportunity in which the Issuer participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Issuer's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development state in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Issuer's participation in the activity and the related expenditure of the Issuer's funds, that the combined enterprises will still be able to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested product, processes, or market strategies which may not succeed. Such risks will be assumed by the Issuer and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial Costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

It is anticipated that the Issuer will be in a position to incur the costs involved in investigating new business opportunities based on the projected equity injections expected over the next 2 years. However, there is no certainty that such funds will actually be available as the company is in the negotiation stages which such individuals and/or entities that have represented that funds will be available to meet the Issuer's financial needs not only for seeking of new opportunities but developing the existing businesses already acquired and the commitment for funds to be advanced in connection with further development of the new technological products acquired in order to reach marketability.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE FUTURE ACQUISITIONS.

Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

REGULATION

Although the Issuer will be subject to regulation under the Securities Exchange Act of 1934, management believes the Issuer will not be subject to regulation under the Investment Company Act of 1940. insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Issuer engages in business combinations which result in the Issuer holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Issuer would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Issuer has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, would subject the Company to material adverse consequences.

INVESTMENT COMPANY ACT OF 1940

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Issuer does not intend to engage in such activities, the Issuer may, through business combinations, obtain and hold a minority interest in a number of development stage enterprises. The Issuer could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Issuer's activities from time to time with a view toward reducing the likelihood the Issuer could be classified as an "investment company".

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any future business combination the Issuer may undertake. For instances where the combination involves real estate related entities, transfer taxes may be applicable. Where such combinations involve regulatory and/or licensing considerations, licensing transfer fees could be excessive. Typically, these transactions may be structured to result in tax-free treatment to both companies pursuant to various federal and state tax provisions. The Issuer intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS
OPPORTUNITIES.

Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the future business combination. One or more attractive business opportunities may forego a future business combination with the Issuer, rather than incur the expenses associated with preparing audited financial statements.

ITEM 3: DESCRIPTION OF PROPERTY.

The Issuer at present has no interest in any real property. The Issuer has just entered into a lease through its wholly-owned subsidiary Cyberweb Systems Inc. to occupy 10,697 sq. ft. of space on the 5th floor at a building located at 4400 Dominion Street, Burnaby, British Columbia, Canada. The lease commences November 1, 1999 and expires August 30, 2002. The lease calls for per square feet rent of $3.00 for the first six months, $ 4.50 for the next six months, and $ 5.50 thereafter to the end of the lease plus the Issuer's prorata share of operating costs estimated to be $10.00 per square foot on annual basis.

As previously discussed, Omicron expects to raise additional funds by way of a private funding. Some of these funds will go to Cyber-Web in order to fund its operating expenses and its ongoing research and development.

All leased space is considered adequate for the operation of the Issuer and its subsidiary, and no difficulties are foreseen in meeting any future space requirements.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as to the shares of common stock owned as of November 30, 1999.

      16. Each person who in so far as the Issuer has been able to ascertain beneficially owns more than five percent (5%) of the outstanding 40,045,660 of the Issuer.

      17. Each director.

     iii) Each of the officers named in the summary compensation table.

Unless otherwise indicated in the footnotes below on the table as subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.


                                                     COMMON STOCK
        NAME                                         NUMBER                             PERCENT
        ----                                         -------------                      -------
18.     Barrett Sleeman                                   700,000                          1.7%
        225 W. 41st Ave.
        Vancouver, B.C.
        V6M 4L3

19.     David Naylor                                          750                       .00002%
        7-1926 Cedar Cres.
        Vancouver, B.C.
        V6J 2R6

20.     Chris Foster                                            0                            0%
        209-514 13th St.
        New Westminster, B.C.
        V3M 5Y7

21.     Sak Narwal                                     14,130,000                        35.2%
        500-4400 Dominion St.
        Burnaby, B.C.
        V5G 4M7

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS & CONTROL PERSONS

                                                                      SERVED
        NAME                        AGE     POSITION                  TERM     SINCE
        ----                        ---     --------                  ------   -----
OMICRON TECHNOLOGIES, INC.

22.      Barrett Sleeman            59      President & Director        1 yr    06/98

23.      David Naylor               36      Secretary-Treasurer
                                            And Director                1 yr    06/98

24.      Chris Foster               33      Senior Accountant
                                            And Director                1 yr    06/98

25.      Sak Narwal                 34      Chief Financial
                                            Officer                     1 yr    07/98

Omicron Technologies, Inc.'s management and board of directors include:

         BARRETT SLEEMAN - President & Director - graduated from the Colorado School of Mines in 1964 and continues to maintain his registration as a Professional Engineer (P. Eng.). Early in his career, he attended the MBA program at the University of Western Ontario and subsequently has accumulated over 20 years of managerial experience. Mr. Sleeman's diverse background includes experience in many of the various disciplines of engineering including electrical, mechanical, metallurgical and petroleum refining. He also has extensive exposure to the financial world including time spent as a financial analyst for Midland Walwyn (now Merrill Lynch) and a banker in the Oil & Gas Department of the Royal Bank of Canada. As former President of a several public companies, Mr. Sleeman was responsible for raising capital for and managing their various projects. Additionally, he is or has been a director of various other public companies in the resources and high tech sectors. He was the President of Redex Gold Inc. from March 1995 to January 1998. He was also President of White Hawk Ventures Inc. from May 1997 to September 1998. Mr. Sleeman has been a director of over

         30 public companies which in the last 5 years have included Megastar Ventures Inc (September 1993 to October 1995), Immune Network Research Ltd. (October 1994 to June 1996), and Aquila Energy Corporation (April 1995 to August 1997). He is currently a director of Dexton Technologies Inc., Industrial Mineral Park Mining Corporation, Able Auctions Inc., and Java Group Inc.

         DAVID NAYLOR - Secretary/Treasurer & Director - has a Diploma of Technology in Financial Management from the British Columbia Institute of Technology and is a Certified Management Accountant (CMA) entrance exam finalist in the concluding months of the CMA society's Strategic Leadership Program. For the past ten years, Mr. Naylor was employed with a major newspaper publisher Pacific Press, a division of Southam, now owned by Hollinger Inc. He held the positions of cost/management accountant and assistant controller during that time. His major responsibilities included working closely with the senior management team to ensure sound business management practices were implemented.

         SAK NARWAL - Chief Financial Officer - after studying Commerce (Marketing & Finance) and Law at the University of British Columbia, he completed a UBC Professional Program in mortgage brokering and real estate finance within the Urban Land Economics Faculty. His diverse business experience has extended from entrepreneurial ventures to corporate management. Subsequent to several entrepreneurial ventures, Mr. Narwal founded Pentagon Mortgage Investment Corporation and Pentagon Management Corporation. Through these companies he raised and managed investment capital and facilitated lending in a variety of commercial and residential mortgages. For the past 10 years and most recently, Mr. Narwal has focused his business activities on the financial markets and raising equity capital for both private and public companies specializing in technology. He has played a key role in many negotiations leading to strategic business partnerships and alliances.

         CHRIS FOSTER - Senior Accountant & Director - completed studies in Computer Systems and Financial Management at the British Columbia Institute of Technology and is completing his professional designation as a Certified General Accountant. Mr. Foster began his financial management and accounting career as an Accountant for Arcona Health Inc. Currently, and during the past 4 years, he has been employed with the public accounting firm Jacobson, Soda and Hosak Chartered Accountants. This position has given Mr. Foster experience in all aspects of public accounting including the preparation of financial statements, audit engagements and client liaison. In this capacity he has also played a key role in financial system design/development, implementation and maintenance.

ITEM 6:  EXECUTIVE COMPENSATION

At this time all of the officers and directors who are working for the Issuer have not been paid any salaries. However, any expenses related to Issuer business have been reimbursed by the Issuer.

SUMMARY COMPENSATION TABLE

                                                                       EXPIRE   EXPIRATION
                    OFFICER           OPTIONS          % OF TOTAL      PRICE    DATE
                    -------           -------          ----------      -----    ----------
26.               Barrett Sleeman        0                 0             0           N/a

27.               David Naylor           0                 0             0           N/a

28.               Chris Foster           0                 0             0           N/a

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions since inception (June 1998), or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8: DESCRIPTION OF SECURITIES

29. COMMON STOCK: As at November 30, 1999, the Issuer had 40,045,660 shares of common stock outstanding. The Issuer filed May 13, 1998, the company increased its authorized capital to 50,000,000 common shares and changed the par value to $ .001. In addition the existing issued stock was exchanged at the rate of 200 shares of new stock for each share of existing stock and as result 1,000,000 new shares issued. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

          In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Issuer's common stock. All of the outstanding shares that have been issued are fully paid and non-assessable.

(b) PREFERRED STOCK The Issuer does not have any authorized or issued preferred stock.

                                     PART II

ITEM 1: MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

    (a) MARKET INFORMATION: The Issuer's common stock trades on the OTC Bulletin Board under the symbol OPGS. The Issuer's common stock price at the close of business on November 30, 1999 was $0.8125 per share.

    (b) PRICE RANGE: The following is the range of the high and low bids for the Issuer's common stock for each quarter within the last two fiscal years as determined by the over-the-counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                         1999                         1998

      QUARTER         HIGH BID      LOW BID         HIGH BID          LOW BID
      -------         --------      -------         --------          -------
      MARCH            $ 4.50       $ 1.00              0                0

      JUNE             $ 2.562      $ 0.468             0                0

      SEPT.            $ 3.625      $ 0.906           $ 7.50           $ 0.50

      DEC.               N/a          N/a             $ 5.00           $ 3.00

    (c) HOLDERS: The Issuer has approximately 500 common stock shareholders.

    (d) DIVIDENDS: The Issuer has never paid a cash dividend. It is the present policy of the Issuer to retain any extra profits to finance growth and development of the business. Additionally, to date the Issuer has sustained losses as a development stage company. Therefore, the Issuer does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2: LEGAL PROCEEDINGS

The Issuer is not involved in legal proceedings that would have a material adverse effect on the Issuer's financial conditions or results of its operations.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The accountant has not resigned, declined to stand for re-election nor has he been dismissed. The principal accountant's report on the financial statements for the past year contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

    (a) RECENT SALES: The Issuer had the following stock issuances and granting of stock options to officers and directors of the Issuer. All such shares were sold by the officers and directors of the Issuer and no underwriters were utilized.

1. On July 7, 1998 the Issuer closed a private placement and issued a total of 23,000,000 common shares at a price of $ 0.001 per share for total proceeds of $ 23,000 pursuant to a Regulation D, Rule 504 offering.

30. On November 10, 1999 the Issuer closed a private placement with one of its officers for $ 3,500,000 and issued a total of 6,730,000 shares of restricted stock in exchange for the cash at a price of $ 0.52 per share.

      The Issuer had the following stock issuances. All of these shares were also sold by the officers and directors of the Issuer without the use of an underwriter.

31. On July 31, 1998 the Issuer closed an additional private placement and issued a total of 70,000 common shares at a price of $ 5.00 per share for total proceeds of $ 350,000 under Regulation D, of Rule 504.

32. On September 2, 1998 the Issuer closed a third private placement and issued a total of 50,000 common shares at a price of $ 5.00 per share for total proceeds of $ 250,000 under Regulation D, of Rule 504.

33. On September 21, 1998 the Company closed a fourth private placement and issued a total of 50,000 common shares at a price of $ 5.50 per share for total proceeds of $ 275,000 under Regulation D, of Rule 504.

34. On October 6, 1999 the Issuer received a subscription to acquire 212,000 shares of common stock at a purchase price of $ 1.18 per share for an aggregate price of $ 250,000 less a commission of $ 25,000, under Regulation D of Rule 504.

35. On October 15, 1999 the Issuer received a subscription to acquire 263,000 shares of common stock at a purchase price of $ 0.95 per share for an aggregate price of $ 250,000 less a commission of $ 25,000 under Regulation D of Rule 504.

36. On November 16, 1999 the Issuer received a subscription to acquire 574,700 shares of common stock at a purchase price of $ 0.87 per share for an aggregate price of $ 500,000 less a commission of $ 25,000, under Regulation D of Rule 504.

37. On October 19, 1999 the Issuer completed a share exchange with DynCom, Inc. whereby the Issuer agreed to issue 200,000 restricted common shares at a price of $ 3.00 per share for an aggregate price of $ 600,000.

38. On October 22, 1999 the Issuer issued a total of 2,431,500 of restricted common shares to reimburse certain individuals (Gary Robinson received 1,190,000 shares and Sterling Klein received 1,241,500 shares) for stock that they had personally paid out for services rendered by third parties for a total value of $4,163,904 for an average per share price of $ 1.7125.

39. On July 5, 1999 the Issuer issued 175,000 restricted common stock in exchange for 100% interest in Cyber-Web Systems, Inc. at a price of $ 1.0625 per share for an aggregate purchase price of $ 185,938.

40. On July 16, 1999 the Issuer issued 250,000 shares restricted common stock in exchange for various assets of Kaleidoscope International Ltd. at a price of $ 1.34375 per share for an aggregate purchase price of $ 335,938.

41. On July 16, 1999 the Issuer issued 25,000 restricted common stock in payment of a referral fee to third parties at a price of $ 1.34375 per share for an aggregate cost of $ 33,594.

42. On October 19, 1999 the Issuer issued 14,460 restricted common stock to Fairwind Technologies Ltd. as part of the cost of developing certain software at a price of $ 2.31 per share for an aggregate amount of $ 33,403.

43. On October 19, 1999 the Issuer issued 5,000,000 restricted common stock in exchange for a 100% interest in Interactive Radio Corporation at a price of $ 3.09375 per share at an aggregate purchase price of $ 15,468,750.

      (b) EXEMPTION FROM REGISTRATION: With respect to the issuance of the following shares, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act.

The following shares are listed by item number have relied on the above noted exemptions under SEC Regulation D, Rule 504.

      Item 4(1)            23,000,000       common shares
      Item 4(3)                70,000       common shares
      Item 4(4)                50,000       common shares
      Item 4(5)                50,000       common shares
      Item 4(6)               212,000       common shares
      Item 4(7)               263,000       common shares
      Item 4(8)               574,700       common shares

With respect to the following issuance of common shares, the Issuer has relied on the private placement exemptions provided under the Act.

The following shares are listed by item number have relied on the above noted exemptions under Section 4(2).

      Item 4(2)             6,730,000       common shares
      Item 4(9)               200,000       common shares
      Item 4(10)            2,431,500       common shares
      Item 4(11)              175,000       common shares
      Item 4(12)              250,000       common shares
      Item 4(13)               25,000       common shares
      Item 4(14)               14,460       common shares
      Item 4(15)            5,000,000       common shares

In each instance, each of the share purchasers had access to sufficient information regarding the Issuer so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

      1. That he or she had the ability to bear economic risks of investing in the shares of the Issuer.

      2. That he or she had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

      3. That he or she had a certain net worth sufficient to meet the suitability standards of the Issuer.

      4. That the Issuer has made available to him or her, his or her counsel and his or her advisors, the opportunity to ask questions and that he or she have been given access to any information, documents, financial statements, books and records relative to the Issuer and an investment in the shares of the Issuer.

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Issuer and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Issuer in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Issuer as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute, legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Issuer in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Issuer.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the Issuer, the Issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

                                    PART F/S

The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                              FINANCIAL STATEMENTS

        NO:                  DESCRIPTION
        -----                -----------
        FS-1                 Omicron Technologies, Inc.  Financial
                             Statements Year Ended December 31, 1998


        FS-2                 Omicron Technologies, Inc.
                             Non-Consolidated Financial Statements
                             Nine Months Ended September 30, 1999

        FS-3                 Omicron Technologies, Inc.
                             Non-Consolidated Financial Statements
                             Eleven Months Ended November 30, 1999.

                               PART III - EXHIBITS


                               ITEM 1: INDEX TO EXHIBITS

The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

                               ITEM 2: DESCRIPTION OF EXHIBITS

The following documents are filed herein as Exhibit Numbers 2,3, 5, 6, and 7 as required by Part III of Form 1-A:


EXHIBIT NO.                         DESCRIPTION
----------                          -----------

       2                CHARTER AND BY-LAWS

     2.1                Articles of Incorporation of Omicron Technologies,
                        Inc. (formerly All-Nations Catering Inc.)

     2.2 Articles of Amendment to the Articles of Incorporation of Omicron Technologies, Inc. dated May 11, 1998

     2.3 Articles of Amendment to the Articles of Incorporation of Omicron Technologies, Inc. dated June 26, 1998

     2.4                By-Laws of Omicron Technologies, Inc.

     2.5                Articles of Incorporation of Cyber-Web Systems Inc.

     2.6                Articles of Incorporation of Interactive Radio
                        Corporation (formerly Ursat Communications, Inc.)

     2.7                Certificate of Amendment of Articles of Incorporation of
                        Interactive Radio Corporation

     2.8                By-Laws of Interactive Radio Corporation (formerly Ursat
                        Communications, Inc.)

    3 - NONE            INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

    5 - NONE            VOTING TRUST AGREEMENTS

       6                MATERIAL CONTRACTS

     6.1                Memorandum Of Understanding between Omicron
                        Technologies, Inc and ViaSpace Technologies LLC.

     6.2                Addendum to Memorandum of Understanding between Omicron
                        Technologies, Inc. and ViaSpace Technologies LLC.

     6.3                Website sale and Internet Licence Agreement between
                        Omicron Technologies, Inc. and Global Interactive, Ltd.

     6.4                Purchase of Assets Agreement between Kaleidoscope
                        International Ltd. And Omicron Technologies, Inc.

     6.5                Software Development Agreement between Fairwind
                        Technologies Ltd. And Omicron Technologies, Inc.

     6.6                deleted

     6.7                Acknowledgement Agreement between Gary Robinson and
                        Omicron Technologies, Inc.

     6.8                Acknowledgement Agreement between Sterling Klein and
                        Omicron Technologies Inc.

     6.9                Share Exchange Agreement between DynCom Inc. and Omicron
                        Technologies, Inc.

    6.10                Merger Agreement by and among Omicron Technologies,
                        Inc., Interactive Radio Corporation, ViaSpace Radio,
                        Inc., ViaSpace Technologies LLC, Gary Noreen, and Radio
                        Satellite Corporation.

    6.11                Share Purchase Agreement between Sak- winder Narwal and
                        Omicron Technologies, Inc.

    6.12                Common Stock Purchase Warrant between Omicron
                        Technologies, Inc. and Sakwinder Narwal

    6.13                Common Stock Warrants Agreement (Sample)

    6.14                List of persons who purchased stock

      27                Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Issuer caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             OMICRON TECHNOLOGIES, INC.


DATED: February 18, 2000                     By: /s/ David Naylor
                                                --------------------------------
                                                David Naylor
                                                Secretary & Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION
----------                          -----------
       2                CHARTER AND BY-LAWS

     2.1                Articles of Incorporation of Omicron Technologies,
                        Inc. (formerly All-Nations Catering Inc.)

     2.2 Articles of Amendment to the Articles of Incorporation of Omicron Technologies, Inc. dated May 11, 1998

     2.3 Articles of Amendment to the Articles of Incorporation of Omicron Technologies, Inc. dated June 26, 1998

     2.4                By-Laws of Omicron Technologies, Inc.

     2.5                Articles of Incorporation of Cyber-Web Systems Inc.

     2.6                Articles of Incorporation of Interactive Radio
                        Corporation (formerly Ursat Communications, Inc.)

                                 EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION
----------                          -----------
     2.7                Certificate of Amendment of Articles of Incorporation of
                        Interactive Radio Corporation

     2.8                By-Laws of Interactive Radio Corporation (formerly Ursat
                        Communications, Inc.)

    3 - NONE            INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

    5 - NONE            VOTING TRUST AGREEMENTS

       6                MATERIAL CONTRACTS

     6.1                Memorandum Of Understanding between Omicron
                        Technologies, Inc and ViaSpace Technologies LLC.

     6.2                Addendum to Memorandum of Understanding between Omicron
                        Technologies, Inc. and ViaSpace Technologies LLC.

     6.3                Website sale and Internet Licence Agreement between
                        Omicron Technologies, Inc. and Global Interactive, Ltd.

     6.4                Purchase of Assets Agreement between Kaleidoscope
                        International Ltd. And Omicron Technologies, Inc.

     6.5                Software Development Agreement between Fairwind
                        Technologies Ltd. And Omicron Technologies, Inc.

     6.6                deleted

     6.7                Acknowledgement Agreement between Gary Robinson and
                        Omicron Technologies, Inc.

                                 EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION
----------                          -----------
     6.8                Acknowledgement Agreement between Sterling Klein and
                        Omicron Technologies Inc.

     6.9                Share Exchange Agreement between DynCom Inc. and Omicron
                        Technologies, Inc.

    6.10                Merger Agreement by and among Omicron Technologies,
                        Inc., Interactive Radio Corporation, ViaSpace Radio,
                        Inc., ViaSpace Technologies LLC, Gary Noreen, and Radio
                        Satellite Corporation.

    6.11                Share Purchase Agreement between Sak- winder Narwal and
                        Omicron Technologies, Inc.

    6.12                Common Stock Purchase Warrant between Omicron
                        Technologies, Inc. and Sakwinder Narwal

    6.13                Common Stock Warrants Agreement (Sample)

    6.14                List of persons who purchased stock

      27                Financial Data Schedule